Exhibit 99.2

MAG SILVER CORP. (An exploration stage company) Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2011 Dated: August 12, 2011

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 West Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX:MAG NYSE-A:MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
(An exploration stage company)
Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(expressed in Canadian dollars)	June 30, 2011	December 31, 2010	January 1, 2010
		(Note 16)	(Note 16)
ASSETS

CURRENT
Cash	$33,571,781	$39,825,071	$26,803,652
Accounts receivable (Note 3)	2,297,852	2,208,533	2,042,634
Marketable securities (Note 4)	764,155	678,876	13,399
Prepaid expenses	173,423	85,809	91,300
TOTAL CURRENT ASSETS	36,807,211	42,798,289	28,950,985
EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Note 5)	156,210	180,395	149,070
INVESTMENT IN ASSOCIATE (Note 6)	12,886,660	12,274,765	9,837,785
EXPLORATION AND EVALUATION ASSETS (Note 7)	54,797,864	51,869,150	42,847,339
TOTAL ASSETS	$104,647,945	$107,122,599	$81,785,179

LIABILITIES

CURRENT
Trade and other payables	$1,909,400	$2,320,261	$1,076,606

SHAREHOLDERS' EQUITY

Share capital (Note 8)
Authorized - unlimited common shares,
without par value
Issued and outstanding common shares
at June 30, 2011 - 55,419,886
(Dec 31, 2010 - 55,161,614 and Jan 1, 2010 - 49,316,569)	147,292,778	146,021,112	107,614,849
Share option reserve	12,727,650	12,410,963	11,177,518
Accumulated other comprehensive (loss) income	(5,214,432)	(2,950,132)	2,829
Deficit	(52,067,451)	(50,679,605)	(38,086,623)
TOTAL SHAREHOLDERS' EQUITY	102,738,545	104,802,338	80,708,573
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$104,647,945	$107,122,599	$81,785,179

CONTINUING OPERATIONS (Note 1)
COMMITMENTS (Notes 7 and 14)
SUBSEQUENT EVENTS (Note 17)

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
(expressed in Canadian dollars)

	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
EXPENSES		(Note 16)		(Note 16)
Accounting and audit	$135,408	$145,463	$279,427	$255,086
Amortization	13,726	13,090	$27,452	25,967
Filing and transfer agent fees	4,923	10,324	$142,290	105,581
Foreign exchange (gain) loss	(21,903)	43,888	$(73,477)	60,402
General office and property investigation	143,005	230,162	$320,744	365,015
Legal	613,423	569,569	$862,606	738,559
Management and consulting fees	444,692	269,491	$817,539	519,271
Shareholder relations	43,630	54,949	$100,532	189,665
Share based payment expense	288,900	-	$782,696	1,159,401
Travel	73,598	103,486	$132,879	206,750
	1,739,402	1,440,422	3,392,688	3,625,697
INTEREST INCOME	102,242	46,449	208,067	70,836
ARBITRATION AWARD (Note 15)	1,799,775	-	1,799,775	-
LOSS ON WARRANT MARK-TO-MARKET (Note 4)	(123,000)	-	(3,000)	-
NET INCOME (LOSS)	$39,615	$(1,393,973)	$(1,387,846)	$(3,554,861)

OTHER COMPREHENSIVE LOSS
CURRENCY TRANSLATION ADJUSTMENT	(362,632)	2,750,491	(2,040,079)	918,481
UNREALIZED GAIN (LOSS) ON
MARKETABLE SECURITIES, NET OF TAX	(462,365)	2,449	(224,221)	2,128
	(824,997)	2,752,940	(2,264,300)	920,609

TOTAL COMPREHENSIVE LOSS	$(785,382)	$1,358,967	$(3,652,146)	$(2,634,252)

BASIC AND DILUTED
EARNINGS (LOSS) PER SHARE	$0.00	$(0.03)	$(0.03)	$(0.07)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	55,409,934	52,098,803	55,341,723	50,932,140

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
(expressed in Canadian dollars)
				Accumulated
	Common shares		Share	other		Total	Total
	without par value		Option	comprehensive		Deficit	shareholders'
	Shares	Amount	Reserve	loss ("AOCL")	Deficit	and "AOCL"	equity
Balance, January 1, 2010	49,316,569	107,614,849	11,177,518	2,829	(38,086,623)	(38,083,794)	80,708,573
Issued for cash (Note 8a)	4,603,500	33,148,722	-	-	-	-	33,148,722
Stock options exercised (Note 8b)	1,241,545	5,257,541	(1,858,550)	-	-	-	3,398,991
Share based payment
expense	-	-	3,091,995	-	-	-	3,091,995
Currency translation adjustment	-	-	-	(3,328,238)	-	(3,328,238)	(3,328,238)
Unrealized gain on marketable
securities (Note 4)	-	-	-	375,277	-	375,277	375,277
Net loss	-	-	-	-	(12,592,982)	(12,592,982)	(12,592,982)
Balance, December 31, 2010	55,161,614	$146,021,112	$12,410,963	$(2,950,132)	$(50,679,605)	$(53,629,737)	$104,802,338
Stock options exercised (Note 8b)	258,272	1,271,666	(466,009)	-	-	-	805,657
Share based payment
expense (Note 8b)	-	-	782,696	-	-	-	782,696
Currency translation adjustment	-	-	-	(2,040,079)	-	(2,040,079)	(2,040,079)
Unrealized loss on marketable
securities (Note 4)	-	-	-	(224,221)	-	(224,221)	(224,221)
Net loss	-	-	-	-	(1,387,846)	(1,387,846)	(1,387,846)
Balance, June 30, 2011	55,419,886	$147,292,778	$12,727,650	$(5,214,432)	$(52,067,451)	$(57,281,883)	$102,738,545

6 Month Comparative:
Balance, January 1, 2010	49,316,569	107,614,849	11,177,518	2,829	(38,086,623)	(38,083,794)	80,708,573
Issued for cash (Note 8)	4,603,500	33,171,016	-	-	-	-	33,171,016
Stock options exercised	618,326	1,691,737	(586,561)	-	-	-	1,105,176
Share based payment expense	-	-	1,159,401	-	-	-	1,159,401
Currency translation adjustment	-	-	-	918,481	-	918,481	918,481
Unrealized gain on marketable
securities	-	-	-	2,128	-	2,128	2,128
Net loss	-	-	-	-	(3,554,861)	(3,554,861)	(3,554,861)
Balance, June 30, 2010	54,538,395	$142,477,602	$11,750,358	$923,438	$(41,641,484)	$(40,718,046)	$113,509,914

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(expressed in Canadian dollars)
	For the	For the
	six month	six month
	period ended	period ended
	June 30,	June 30,
	2011	2010
OPERATING ACTIVITIES
Net loss	$(1,387,846)	$(3,554,861)
Items not involving cash:
Amortization	27,452	25,967
Loss on warrant mark-to-market (Note 4)	3,000	-
Share based payment expense	782,696	1,159,401
Unrealized foreign exchange (gain) loss	(128,660)	244,855

Changes in operating assets and liabilities
Accounts receivable	(89,319)	(544,800)
Prepaid expenses	(87,614)	(75,217)
Trade and other payables	(734,306)	(95,433)
	(1,614,597)	(2,840,088)

INVESTING ACTIVITIES
Investment in associate (Note 6)	(964,513)	(1,519,242)
Exploration and evaluation asset acquisitions (Note 7)	(4,164,069)	(5,388,433)
Purchase of equipment and leasehold improvements	(3,267)	(18,940)
Purchase of marketable securities (Note 4)	(312,500)	-
	(5,444,349)	(6,926,615)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	805,656	1,105,176
Issuance of common shares, net of share issue costs	-	33,171,016
	805,656	34,276,192
INCREASE (DECREASE) IN CASH	(6,253,290)	24,509,489
CASH, BEGINNING OF PERIOD	39,825,071	26,803,652
CASH, END OF PERIOD	$33,571,781	$51,313,141

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements   (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

1.             CONTINUING OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000. On October 5, 2007, the Company moved to the TSX.

The Company is an exploration and predevelopment company working on mineral properties it has staked or acquired by way of option agreement, principally in Mexico. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have any revenue generating operations. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:
1600 – 925 West Georgia Street
Vancouver, British Columbia,
Canada  V6C 3L2

Head office and principal place of business:
770 – 800 West Pender Street
Vancouver, British Columbia,
Canada  V6C 2V6

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and First Time Adoption of International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date that IFRS would replace Canadian generally accepted accounting principles for publicly accountable enterprises, with a transition date of January 1, 2010. The impact on prior periods’

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements  (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

comparative balances of the transition from Canadian Generally Accepted Accounting Principles (Canadian “GAAP”) to IFRS is explained in Note 16.

These IFRS condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. They do not include all of the information required for full annual IFRS financial statements. The accounting policies set out below have been applied consistently to all periods presented herein, including in preparing the opening statement of financial position at January 1, 2010 (Note 16) for purposes of transition to IFRS, and have not changed from the Company’s first interim IFRS condensed consolidated financial statements for the quarter ended March 31, 2011. The accounting policies have been applied consistently by the Company and its subsidiaries.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.  In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(a)           Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal subsidiaries as at June 30, 2011 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.  All significant intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These condensed interim consolidated financial statements also include the Company’s 44% interest in the Juanicipio Joint Venture (Note 6), a significant investment in an associate (Note 2(b)) accounted for using the equity method.

A special purpose entity (“SPE”), as defined by SIC 12 – Consolidation – Special Purpose Entities (“SIC 12”), is consolidated by the Company when the Company controls the SPE. The Company has determined that none of the entities in which it has interests meet the definition of an SPE.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)           Investments in Associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements  (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate.  When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

(c)           Significant Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, recoveries of receivable balances, provisions including closure and reclamation , share based payment, and income tax provisions. Actual results may differ from those estimated.

(d)           Critical judgment

The Company performed analysis of the functional currency for each subsidiary.  The Company concludes that the United States dollar, with the exception of the parent entity which has a Canadian dollar functional currency, is the currency that mainly influences the cost of providing goods and services in each of the Mexican subsidiaries of the Company, and in its Mexican Associate.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(e)           Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. The Company classifies financial instruments as either held-to-maturity, available-for-sale, fair value through profit or loss

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements   (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

(“FVTPL”), loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss.

The Company has designated its cash as FVTPL, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Marketable securities that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss. All of the Company’s other marketable securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

(f)           Cash

Due to the low interest rate on deposits and maintaining resources liquid for the Company’s ongoing exploration activities, management has maintained the Company’s cash in high interest savings accounts.

(g)           Exploration and evaluation assets

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements  (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amount of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of comprehensive loss.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.  If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized.  A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

(h)           Equipment and leasehold improvements

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment                                                                   30% declining balance
Field equipment                                                                    30% declining balance
Leasehold improvements                                                        straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respectful useful lives.

(i)           Income taxes

Deferred income taxes relate to the expected future tax consequences of differences between the carrying amount of statement of financial position items and their corresponding tax values.  Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)           Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements  (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets.  The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances.

(k)	Presentation currency

The Company’s reporting and presentation currency is the Canadian dollar. The functional currency of MAG and its Mexican subsidiaries is the Canadian Dollar and United States Dollar (“US$”), respectively. These condensed interim consolidated financial statements have been translated to the Canadian dollar in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates. These guidelines require that assets and liabilities be translated using the exchange rate at period end, and income and expenses are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period). Subsequent to the adoption of IFRS, the resulting exchange differences are reported as a separate component of shareholders’ equity titled “Cumulative Translation Adjustment”.

(l)           Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements  (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

(m)           Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

For the period ended June 30, 2011, the Company had 3,709,934 (2010 – 3,592,140) common share equivalents consisting of the common shares issuable upon the exercise of outstanding exercisable stock options.  These common share equivalents were not included for the purpose of calculating diluted earnings per share as their effect would be anti-dilutive.

(n)           Share based payments

The fair value of all stock-based compensation and other stock-based payments are estimated as of the date of the grant using the Black-Scholes-Merton option valuation model and are recorded in profit and loss over their vesting periods.  Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

(o)           Changes in Accounting Standards

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. These include:

IFRS 7, Financial Instruments: Disclosure introduces enhanced disclosure around transfer of financial assets and associated risks, and is effective July 1, 2011, with early application permitted.

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

3.             ACCOUNTS RECEIVABLE

	June 30, 2011	Dec. 31, 2010	Jan. 1, 2010
Harmonized sales tax (HST) recoverable	$ 192,955	$ 151,402	$ 45,239
Mexican value added tax ("IVA") recoverable	2,063,098	1,748,754	1,493,337
Interest receivable	30,181	40,377	9,116
Other	11,618	268,000	494,942
	$ 2,297,852	$ 2,208,533	$ 2,042,634

Included in the IVA receivable at June 30, 2011 is $150,284 from 2007, $741,330 from 2008 and $116,635 from 2009 (December 31, 2010: $150,284 from 2007, $741,330 from 2008 and $116,635 from 2009) due from the Mexican government. Although recoveries to date have been slow and intermittent, the Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be recovered (with interest) within a year. Subsequent to June 30, 2011, $44,516 of IVA related to 2007 was received.

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

4.      MARKETABLE SECURITIES

 At June 30, 2011, the Company holds the following marketable securities:

						Dec. 31,	Jan. 1
		June 30, 2011				2010	2010
		Number		Accumulated
		of		Unrealized
		Shares	Cost	Gains	Fair Value	Fair Value	Fair Value
Available-for-sale securities
Fresnillo PLC	(1)	1,000	$10,570	$10,585	$21,155	$25,876	$13,399
Canasil Resources Inc. Common Shares	(2)	2,750,000	599,200	143,300	742,500	510,000	-
			609,770	153,885	763,655	535,876	13,399
Fair value through profit or loss
Canasil Resources Inc. Warrants	(2)	250,000	3,000	(2,500)	500	143,000	-
			3,000	(2,500)	500	143,000	-

			$612,770	$151,385	$764,155	$678,876	$13,399

(1) In 2008, the Company purchased 1,000 shares of Fresnillo plc, a company which holds a 56% interest in Minera Juanicipio, S.A. De C.V. (Note 6).

(2)  In 2010, the Company acquired, by way of private placement, 1.5 million units of Canasil Resources Inc. (“Canasil”) as required under the Esparanza Option agreement (Note 7), for total consideration of $150,000.  The units are comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share of Canasil at a price of $0.15 until August 27, 2011.  On May 16, 2011, the Company exercised the 750,000 warrants at a cash cost of $112,500 and realized a gain on the warrants of $139,700, previously recognized in the statement of loss as an unrealized gain.

During the six months ended June 30, 2011, the Company further subscribed to 500,000 units of Canasil, at a price of $0.40 per unit for total consideration of $200,000, fulfilling its obligation under the Esparanza Option agreement (Note 7d) to further subscribe in a private placement of $200,000 in Canasil shares prior to August 27, 2011.  The units were comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Canasil at a price of $0.60 on or prior to May 6, 2012.  The warrants were valued using a pricing model assuming no dividends are to be paid, a weighted average volatility of Canasil’s share price of 45%, an annual risk free interest rate of 1.6% and expected life of one year.  If, after November 6, 2011 the closing price of Canasil’s shares equals or exceeds $1.40 per share for a period of ten consecutive trading days, Canasil will have the right to accelerate the expiry date of the Warrants with at least 30 days written notice to MAG.  As at June 30, 2011, the acceleration terms of the warrants had not been met.

During the six months ended June 30, 2011, the Company recognized an unrealized loss of $224,221 (unrealized gain of $375,277 for the year ended December 31, 2010) in other comprehensive loss on the above marketable securities designated as available-for-sale instruments.

During the six months ended June 30, 2011, the Company recognized an unrealized loss of $3,000 (unrealized gain of $140,200 for the year ended December 31, 2010) in the statement of loss on the above marketable securities designated as fair value through profit or loss instruments.

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements  (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

5.	EQUIPMENT AND LEASEHOLD IMPROVEMENTS

June 30, 2011
				Accumulated		Accumulated
	Cost		Cost	depreciation		depreciation	Net carrying
	January 1, 2011	Additions	June 30, 2011	January 1, 2011	Amortization	June 30, 2011	amount

Computer equipment	$ 222,514	$ 3,267	$ 225,781	$ 110,940	$ 17,226	$ 128,166	$ 97,615
Field equipment	162,018		162,018	98,947	9,460	108,407	53,611
Leasehold improvements	7,666		7,666	1,916	766	2,682	4,984
	$ 392,198	$ 3,267	$ 395,465	$ 211,803	$ 27,452	$ 239,255	$ 156,210

December 31, 2010
				Accumulated		Accumulated
	Cost		Cost	depreciation		depreciation	Net carrying
	January 1, 2010	Additions	Dec. 31, 2010	January 1, 2010	Amortization	Dec. 31, 2010	amount

Computer equipment	$ 133,367	$ 89,147	$ 222,514	$ 63,123	$ 47,817	$ 110,940	$ 111,574
Field equipment	150,744	11,274	162,018	71,918	27,029	98,947	63,071
Leasehold improvements	-	7,666	7,666	-	1,916	1,916	5,750
	$ 284,111	$ 108,087	$ 392,198	$ 135,041	$ 76,762	$ 211,803	$ 180,395

6.             IN ASSOCIATE (“MINERA JUANICIPIO S.A. DE C.V.”)

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate acquisitions the Company acquired a 100% interest in the Juanicipio Property in exchange for total consideration of $919,458. Of this amount, $656,125 was paid in cash and 366,667 common shares of the Company were issued at a value of $263,333.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting US$5,000,000 of exploration on the property over four years and Peñoles purchasing US$1,000,000 of Common Shares of the Company in two tranches for US$500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

To capitalize Minera Juanicipio, the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos ($6.679 million) against its contribution of surface rights and the Company’s 44% share of exploration costs incurred by Peñoles subsequent to the completion of their earn-in and up to December 31, 2007.

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements  (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

		30-Jun-11	Dec. 31, 2010
	Joint venture oversight expenditures incurred 100% by MAG	158,191	163,592
	Cash contributions to Minera Juanicipio (1)	806,322	2,767,875
	Total for the current period	964,513	2,931,467
	Balance, beginning of period (Janauary 1, 2011 and 2010)	12,274,765	9,837,785
		$13,239,278	$12,769,252
	Translation adjustment	(352,618)	(494,487)
	Balance, end of period	$12,886,660	$12,274,765

(1)	Represents the Company's 44% share of Minera Juanicipio cash contributions for the period

Summary of the unaudited financial information of Minera Juanicipio:

Evaluation and exploration expenditures directly incurred by Minera Juanicipio for the six months ended June 30, 2011 amounted to US$ 2,346,482.

At June 30, 2011, the assets of Minera Juanicipio consisted of cash and short term investments in the amount of 4.0 million pesos ($324,611), value added taxes recoverable and other receivables in the amount of 9.8 million pesos ($801,662) and mineral, surface rights and exploration expenditures in the amount of 317.3 million pesos ($26.0 million).  Payables to Peñoles and other vendors for exploration work amounted to 1.2 million pesos ($100,540) while shareholders’ equity was 329.1 million pesos ($27.0 million).  There are no expenses or income in Minera Juanicipio, as all mineral, surface rights and exploration expenditures are capitalized.

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements  (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

7.           EXPLORATION AND EVALUATION ASSETS

At June 30, 2011, the Company has the following exploration and evaluation assets:

	Three months ended June 30, 2011
	(Batopilas)	Lagartos	Cinco de
	Don Fippi	Properties	Mayo	Esperanza	Mojina	Other	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$ -	$ -	$ 5,426	$ 75,520	$ 9,400	$ -	$ 90,346
Camp costs	4,315	7,736	113,559	5,949	5,349	11,736	148,644
Drilling	-	-	1,048,298	-	-	-	1,048,298
Geochemical	-	-	141,535	4,920	1,768	2,166	150,389
Geological	5,698	45,684	369,057	28,867	33,757	34,520	517,583
Geophysical	-	1,783	(5)	1,206	949	1,830	5,763
Gov't fees and licenses	(52)	(380)	4,766	844	1,691	(528)	6,341
Metallurgical	-	-	3,260	-	-	-	3,260
Site administration	944	1,747	21,865	1,161	921	2,622	29,260
Transport and shipping	909	1,731	28,920	622	694	1,026	33,902
Travel	107	2,733	16,355	314	1,627	5,711	26,847
	11,921	61,034	1,753,036	119,403	56,156	59,083	2,060,633
Balance April 1, 2011	5,910,808	10,520,865	30,241,956	500,646	527,596	5,299,473	53,001,344
Less amounts written off	-	-	-	-	-	-	-
Translation adjustment	(30,997)	(53,933)	(149,593)	(179)	(2,215)	(27,196)	(264,113)
Balance, June 30, 2011	$ 5,891,732	$ 10,527,966	$ 31,845,399	$ 619,870	$ 581,537	$ 5,331,360	$ 54,797,864

	Six months ended June 30, 2011
	(Batopilas)	Lagartos	Cinco de
	Don Fippi	Properties	Mayo	Esperanza	Mojina	Other	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$ -	$ -	$ 5,426	$ 75,520	$ 59,009	$ -	$ 139,955
Camp costs	6,361	16,016	212,454	16,676	8,621	16,173	276,301
Drilling	-	-	2,125,316	-	-	-	2,125,316
Geochemical	-	-	355,085	16,827	8,662	3,318	383,892
Geological	9,714	93,131	654,297	83,950	58,252	51,625	950,969
Geophysical	-	1,783	1,037	1,206	16,619	1,830	22,475
Gov't fees and licenses	9,817	201,771	50,796	26,588	6,112	99,867	394,951
Metallurgical	-	-	32,828	-	-	-	32,828
Site administration	1,647	3,111	39,419	3,508	1,633	3,987	53,305
Transport and shipping	1,874	2,799	46,138	1,912	1,669	1,608	56,000
Travel	107	5,023	31,883	2,923	1,891	9,695	51,522
	29,520	323,634	3,554,679	229,110	162,468	188,103	4,487,514
Balance January 1, 2011	6,045,159	10,522,643	29,173,613	391,822	432,146	5,303,767	51,869,150
Less amounts written off	-	-	-	-	-	-	-
Translation adjustment	(182,947)	(318,311)	(882,893)	(1,062)	(13,077)	(160,510)	(1,558,800)
Balance, June 30, 2011	$ 5,891,732	$ 10,527,966	$ 31,845,399	$ 619,870	$ 581,537	$ 5,331,360	$ 54,797,864

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

			Year ended December 31, 2010
	(Batopilas)	Lagartos	Cinco de
	Don Fippi	Properties	Mayo	Esperanza	Mojina	Other	Total
Exploration and evaluation assets
Acquisition costs of mineral &
surface rights	$-	$-	$105,002	$133,544	$163,125	$220,922	$622,593
Camp costs	25,271	39,143	388,249	7,119	2,465	66,146	528,393
Drilling	15,997	504	6,597,368	-	-	363,163	6,977,032
Geochemical	2,888	6,455	1,389,644	249	881	25,913	1,426,030
Geological	86,527	200,379	1,323,661	30,012	22,718	152,701	1,815,998
Geophysical	-	196,462	591	215,489	234,202	294,992	941,736
Gov't fees and licenses	12,814	412,873	80,104	1,910	7,102	186,283	701,086
Metallurgical	-	-	111,145	-	-	-	111,145
Site administration	16,170	6,905	170,578	1,366	976	85,122	281,117
Transport and shipping	10,149	5,874	92,633	735	637	8,303	118,331
Travel	13,188	9,584	83,877	1,398	40	11,662	119,749
	183,004	878,179	10,342,852	391,822	432,146	1,415,207	13,643,210
Balance January 1, 2010	6,194,576	10,191,103	19,898,582	-	-	6,563,078	42,847,339
Less amounts written off	-	-	-	-	-	(2,322,323)	(2,322,323)
Translation adjustment	(332,421)	(546,639)	(1,067,821)	-	-	(352,195)	(2,299,076)
Balance, December 31, 2010	$6,045,159	$10,522,643	$29,173,613	$391,822	$432,146	$5,303,767	$51,869,150

Included in exploration and evaluation assets at June 30, 2011 are trade and other payables of $988,500 (December 31, 2010 - $665,000), a non-cash investing activity.

(a)	Don Fippi (Batopilas) Property
The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. To June 30, 2011, the Company has incurred $5,891,732 on exploration and evaluation costs on the property.

(b)           Lagartos Properties
The Company has acquired a 100% interest in exploration concessions on mining claims (Lagartos) on the Fresnillo trend to the northwest (“Lagartos NW”) and southeast (“Lagartos SE”) of the Juanicipio property. To June 30, 2011, the Company has incurred $10,527,966 on exploration and evaluation costs on the Lagartos   properties.

(c)           Cinco de Mayo Property
Under the terms of an agreement dated February 26, 2004, the Company has acquired a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. During the year ended December 31, 2008, the Company acquired a 100% interest in certain additional mining concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of US$350,000 for these mining concessions.  During the year ended December 31, 2009, the Company acquired a 100% interest in certain additional mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors. The Company made a one-time payment of $445,198 for these mining concessions. During the year ended December 31, 2009, the Company purchased surface rights in the Cinco de Mayo area for

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

$789,253. During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid US$40,000 upon executing the agreements, and in order to earn its 100% interest on these additional claims, the Company must pay an additional US$180,000 in stages through 2015.

(d)	Esperanza
During the year ended December 31, 2010, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 km SE of the city of Durango on the border between Durango and Zacatecas States. Pursuant to the agreement, the Company paid $50,000 upon signing the agreement, and to earn its 60% interest the Company must make additional cash payments of $450,000 in stages to September 1, 2013 and incur exploration expenditures of $5,000,000 in stages to September 1, 2014, including committed first year drilling of 1,500 metres and expenditures of CAD$750,000.  To June 30, 2011, excluding acquisition costs, the Company had incurred $544,350 in exploration costs, but had not yet commenced drilling on the property due to security related delays in Mexico. Subsequent to June 30, 2011 the Company and Canasil entered into an amendment agreement extending the first year committed expenditure and drilling limits ($750,000 and 1,500 metres) to December 31, 2011.

Under the terms of the agreement, MAG also agreed to subscribe to two placements in Canasil shares, both of which have been completed as at June 30, 2011 (see Note 4).

(e)	Mojina Property
On March 30, 2010, the Company entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for US$1,250,000.  Under the terms of the agreement, the Company paid US$35,000 upon signing the agreement and an additional US$65,000 on April 14, 2010, and an additional $60,000 in the current year.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totalling $890,000 through 2015, and incur cumulative exploration expenditures totalling US$ 2,500,000 over five years to 2015, including US$ 100,000 in the first year. On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned properties. To June 30, 2011, the Company had incurred US$ 377,749 in exploration costs.

(f)           Other Properties
Other properties consist of the Lorena claims, the Nuevo Mundo claims, the Guigui claim options, and the San Ramone claims, all in Mexico.  The Company is required to make a cash payment of US$ 750,000 in July 2014 and incur another US$ 2,711,000 in exploration expenditures on the San Ramone claims by July 14, 2013, in order to maintain its acquisition rights under the San Ramone agreement.

In the previous year ended December 31, 2010, the Company wrote down exploration and evaluation assets totalling $2,398,754 relating to the Salamex and Camino Duro properties. There have been no impairments in the current year.

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

8.           SHARE CAPITAL

(a)           Issued and outstanding

At June 30, 2011, there were 55,419,886 shares outstanding.

During the period ended June 30, 2011, 258,272 stock options were exercised for cash proceeds of $805,657.

During the year ended December 31, 2010, 1,241,545 stock options were exercised for cash proceeds of $3,398,991.

On May 18, 2010, the Company closed a brokered private placement for 4,603,500 common shares of the Company at a price of $7.65 per share for gross proceeds of $35,216,775. The Company paid a 5.0% commission to the underwriters of $1,760,839, and legal, syndicate, and filing costs totaled an additional $307,214.

(b)           Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers, employees and consultants. At the Annual General and Special Meeting of the Shareholders held on June 22, 2010 the Shareholders approved an amendment to the Company’s Stock Option Plan (the “Plan”) which fixed the maximum number of stock options that may be cumulatively granted under the Plan to 5,453,839.  As at June 30, 2011, 3,709,934 stock options are outstanding under the Plan, and 338,085 stock options remain available for grant under the Plan.
The following table summarizes the Company’s options:

	Period ended	Weighted	Year ended	Weighted
	June 30,	average	Dec. 31,	average
	2011	exercise price	2010	exercise price
Balance outstanding,
beginning of year	3,968,206	$8.42	3,881,341	$6.53
Activity during the period
Options granted	-	-	1,401,785	8.58
Options forfeited	-	-	(73,375)	7.84
Options exercised	(258,272)	3.12	(1,241,545)	2.74
Balance outstanding,
end of period	3,709,934	$8.79	3,968,206	$8.42

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

The following table summarizes options outstanding and exercisable as at June 30, 2011:

		Number	Number	Weighted average	Weighted
		outstanding at	exercisable at	remaining	average
	Exercise	June 30,	June 30,	contractual life	exercise
	price	2011	2011	(years)	price
	2.46	90,000	90,000	0.31
	3.56	8,000	8,000	-
	4.04	10,000	10,000	-
	5.32	190,275	190,275	3.23
	5.36	282,500	282,500	0.70
	5.54	297,032	297,032	3.06
	6.32	171,328	171,328	3.71
	6.87	50,000	50,000	3.92
	6.95	185,000	185,000	4.40
	7.42	340,000	340,000	3.99
	7.56	35,000	35,000	0.82
(1)	8.15	200,000	200,000	4.40
	8.80	200,000	200,000	0.90
	9.40	45,000	45,000	1.00
	9.92	611,785	203,928	4.73
	10.01	233,389	233,389	2.25
	11.89	15,000	15,000	4.74
	12.91	270,625	270,625	1.87
	14.15	425,000	425,000	1.54
	14.70	50,000	50,000	1.34

		3,709,934	3,302,077	2.86	$ 8.79

(1)	Inducement options issued outside the Company's Plan in 2010 as an incentive to

At the date the Agreements are entered into, the exercise price of each option is set no lower than the fair value of the common shares at the date of grant.

During the six months ended June 30, 2011, the Company granted nil stock options, (June 30, 2010 – 390,000), and recorded $782,696 (June 30, 2010 - $1,159,401) of compensation expense relating to stock options vested to employees and consultants in the period ended June 30, 2011.  The stock-based compensation expense for the six months ended June 30, 2011, was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 56% (June 30, 2010 – 57%), an annual risk free interest rate of 1.99% (June 30, 2010 – 2.54%) and expected lives of three years.

9.             CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

objectives. The capital structure of the Company consists of its shareholders’ equity comprising of share capital, share option reserve, accumulated other comprehensive loss and deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at June 30, 2011, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company expects its current capital resources will be sufficient to carry out its exploration, development plans and operations through 2011 and into 2012.

10.           FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)           Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)           Cash
In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

(iii)           Mexican value added tax
As at June 30, 2011, the Company had a receivable of $2,063,098 from the Mexican government for value added tax. Although full recovery is expected by management, recoveries to date have been intermittent.

The Company’s maximum exposure to credit risk as at June 30, 2011 is the carrying value of its cash and accounts receivable, and the carrying value of its 44% proportionate cash and accounts receivable held in Minera Juanicipio (Note 6), as follows:

	June 30, 2011	Dec. 31, 2010	Jan. 1, 2010
Cash	$ 33,571,781	$ 39,825,071	$ 26,803,652
Accounts receivable	2,297,852	2,208,533	2,042,634
44% share of Minera Juanicipio cash and receivables	495,560	757,510	183,311
	$ 36,365,193	$ 42,791,114	$ 29,029,597

(b)           Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property commitments (see Note 7). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

As at June 30, 2011, the Company owned share purchase warrants included in marketable securities that are classified as derivatives and marked-to-market each reporting period. By holding these warrants, the Company is inherently exposed to various risk factors including market price risk and liquidity risk. The Company's overall liquidity risk has not changed significantly from the prior year.

(c)           Currency risk

The Company’s presentation and functional currency is the Canadian dollar, while the functional currency of its Mexican subsidiaries is the US$.  The Company is therefore exposed to the financial risk related to the fluctuation of foreign exchange rates, both in the Mexican Peso relative to the US$, and in the US$ relative to the Canadian dollar.

The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  The Company is also exposed to inflation risk in Mexico.

Mexican Peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

A depreciation in the Mexican peso against the US$ will result in a loss to the extent that the Company holds net monetary assets in pesos. Specifically, the Company's foreign currency exposures is comprised of peso denominated cash and value added taxes

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

receivable, net of accounts payable and accrued liabilities. The carrying amount of the Company’s peso net denominated monetary assets at June 30, 2011 is 23,816,603 Mexican pesos (December 31, 2010 – 18,045,500 pesos).  A 10% depreciation in the peso relative to the US$ would result in a loss as at June 30, 2011 of $195,088 (December 31, 2010 - $150,160).  A 10% appreciation in the peso against the US$ would result in a similar decrease in net loss.

US$ relative to the Canadian Dollar

All of the Company’s foreign subsidiaries report their operating results in the US$, and therefore, exchange rate movements in the US$ relative to the Canadian dollar will impact the consolidated results of the Mexican operations in Canadian dollar terms.

Corporately, the Company holds a portion of its cash in US$ (US$ 1,853,132 at June 30, 2011 and US$ 739,502 at December 31, 2010).  A 10% depreciation in the US$ relative to the Canadian dollar would result in a loss as at June 30, 2011 of $178,700 (December 31, 2010 - $73,500).  A 10% appreciation in the US$ relative to the Canadian dollar would result in a similar decrease in net loss.

The Company’s reporting and presentation currency is the Canadian dollar. The functional currency the Company’s Mexican subsidiaries and investment in associate is the US$.  In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, assets and liabilities are translated to the reporting currency using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period), with the resulting exchange differences reported as a separate component of shareholders’ equity titled “Cumulative Translation Adjustment.”  In substance, the Company's foreign currency exposure with respect to the US$ is comprised of its Investment in its associate and in its three Mexican subsidiaries, and the net investment in those foreign operations.  The sensitivity of the Company's other comprehensive loss for the period ended June 30, 2011 due to changes in the US$ exchange rate in relation to the Canadian dollar is summarized as follows: a 10% appreciation in the Canadian dollar against the US$ would increase the comprehensive loss for the period by $6,769,000, and a 10% depreciation in the Canadian dollar against the US$ would decrease the comprehensive loss for the period by $6,769,000.

 (d)           Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

11.           FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, interest receivable, marketable securities including warrants, and accounts payable and accrued liabilities. The carrying values of cash, accounts receivable, interest receivable, and accounts payable and accrued liabilities reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair value of available-for-sale marketable securities is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

The fair value of fair value through profit or loss warrants that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of possible alternative reasonable assumptions would not significantly affect the Company’s results.

There were no financial instruments fair valued within Level 3 of the fair value hierarchy as at June 30, 2011.

12.           SEGMENTED INFORMATION

The Company operates in one segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

13.           RELATED PARTY TRANSACTIONS

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  As of January 2006, these companies have a common director with the Company.  During the quarter ended June 30, 2011, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $175,135 (June 30, 2010 - $132,299) and exploration costs totaling $1,223,998 (June 30, 2010 - $1,251,215) under the Field Services Agreement. Included in trade and other payables at June 30, 2011 is $503,830 related to these services (June 30, 2010 - $472,753).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipts of invoices.

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

The immediate parent and ultimate controlling party of the Company is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2011 (%)	2010 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.(1)	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.(1)	Mexico	Exploration	100%	100%

(1) Incorporated in September 2010.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Compensation of Key Management Personnel

During the period, compensation of key management personnel was as follows:

	Six months ended June 30,
	2011	2010
Short term employee benefits	$469,050	$327,779
Share based payments	-	900,764
	$469,050	$1,228,543

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations.

14.           COMMITMENTS

The Company’s minimum lease payments under its five year office lease agreement are as follows:

2011	78,105
2012	156,209
2013	160,556
2014	160,556
$555,426

The Company is subject to various investigation, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company.  Certain conditions may exist as of the date of the financial statements are issued,

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.

15.           ARBITRATION AWARD

In a ruling dated April 28, 2011, the Company was awarded damages of US$1.86 million ($1,799,775) in a favourable unanimous ruling of a three member arbitral panel of the International Court of Arbitration of the International Chamber of Commerce (“ICC”) with respect to the arbitration proceedings commenced in Mexico against its joint venture partner, Fresnillo.  The ICC upheld MAG's interpretation that Fresnillo breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG US$1.86 million in damages.  The damage award represents MAG's direct costs of defending Fresnillo’s improper take-over bid in late 2008 and 2009.  On May 31, 2011, MAG received payment of the US$1.86 million award from Fresnillo.

16           TRANSITION TO IFRS

As set out in Note 2, these condensed interim consolidated financial statements have been prepared in accordance with IFRS. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s comparative financial position and comparative financial performance is set out in this note.

The accounting policies set out in Note 2 have been applied in preparing the financial statements for the three and six months ended June 30, 2011, the comparative information presented in these financial statements for the three and six months ended June 30, 2010, and in the preparation of an opening IFRS statement of financial position at January 1, 2010 (the Company’s date of transition to IFRS).   IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework. However, there are important differences with regard to recognition, measurement and disclosure. While adoption of IFRS did not change the Company’s actual cash flows, it resulted in changes to the statement of financial position, statement of loss and comprehensive loss, and statement of changes in shareholders’ equity as set out below in the reconciliation to previously reported financial statements to IFRS:

•	Transitional Consolidated Statement of Financial Position Reconciliation – January 1, 2010;
•	Consolidated Interim Statement of Financial Position Reconciliation – June 30, 2010;
•	Consolidated Statement of Financial Position Reconciliation – December 31, 2010;

•	Consolidated Interim Statement of Comprehensive Loss Reconciliation – three and six months ended June 30, 2010; and,
•	Consolidated Statement of Comprehensive Loss Reconciliation – December 31, 2010.

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements   (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

The January 1, 2010 Canadian GAAP transitional consolidated statement of financial position has been reconciled to IFRS as follows:

		January 1, 2010
			Effect of
		Canadian	transition to
	Note 16:	GAAP	IFRS	IFRS
ASSETS
Current Assets
Cash		$ 26,803,652		$26,803,652
Accounts receivable		2,042,634		2,042,634
Marketable securities		13,399		13,399
Prepaid expenses		91,300		91,300
TOTAL CURRENT ASSETS		28,950,985	-	28,950,985
EQUIPMENT		149,070		149,070
INVESTMENT IN ASSOCIATE	(a) & (c)	8,610,350	1,227,435	9,837,785
EXPLORATION AND EVALUATION ASSETS	(b) & (c)	44,943,133	(2,095,794)	42,847,339
TOTAL ASSETS		$ 82,653,538	$ (868,359)	$81,785,179

CURRENT
Trade and other payables		$ 1,076,606	-	$ 1,076,606

Share Capital		107,614,849		107,614,849
Share option reserve (formerly contributed surplus)		11,177,518		11,177,518
Accumulated other comprehensive loss	(c), (d), (e)(ii)	(1,790,132)	1,792,961	2,829
Deficit	(c), (d), (e)(ii)	(35,425,303)	(2,661,320)	(38,086,623)
TOTAL SHAREHOLDERS' EQUITY		81,576,932	(868,359)	80,708,573
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 82,653,538	$ (868,359)	$81,785,179

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

The June 30, 2010 Canadian GAAP consolidated interim statement of financial position has been reconciled to IFRS as follows:

		June 30, 2010
			Effect of
		Canadian	transition to
	Note 16:	GAAP	IFRS	IFRS
ASSETS
Current Assets
Cash		$ 51,313,141		51,313,141
Accounts receivable		2,587,434		2,587,434
Marketable securities		15,527		15,527
Prepaid expenses		166,517		166,517
TOTAL CURRENT ASSETS		54,082,619		54,082,619
EQUIPMENT		142,043		142,043
INVESTMENT IN ASSOCIATE	(a) & (c)	10,358,458	1,117,807	11,476,265
EXPLORATION AND EVALUATION ASSETS	(b) & (c)	51,311,799	(1,367,310)	49,944,489
TOTAL ASSETS		$ 115,894,919	$ (249,503)	$115,645,416

CURRENT
Trade and other payables		$ 2,135,502		2,135,502

Share Capital		142,477,602		142,477,602
Share option reserve (formerly contributed surplus)		11,750,358		11,750,358
Accumulated other comprehensive loss	(c), (d), (e)(ii)	(1,517,141)	2,440,579	923,438
Deficit	(c), (d), (e)(ii)	(38,951,402)	(2,690,082)	(41,641,484)
TOTAL SHAREHOLDERS' EQUITY		113,759,417	(249,503)	113,509,914
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 115,894,919	$ (249,503)	$115,645,416

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

The December 31, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

		December 31, 2010
			Effect of
		Canadian	transition to
	Note 16:	GAAP	IFRS	IFRS
ASSETS
Current Assets
Cash		$ 39,825,071		$ 39,825,071
Accounts receivable		2,208,533		2,208,533
Marketable securities		678,876		678,876
Prepaid expenses		85,809		85,809
TOTAL CURRENT ASSETS		42,798,289		42,798,289
EQUIPMENT		180,395		180,395
INVESTMENT IN ASSOCIATE	(a) & (c)	11,654,145	620,620	12,274,765
EXPLORATION AND EVALUATION ASSETS	(b) & (c)	56,466,139	(4,596,989)	51,869,150
TOTAL ASSETS		$ 111,098,968	$ (3,976,369)	$ 107,122,599

CURRENT
Trade and other payables		$ 2,320,261		$ 2,320,261

Share Capital		146,021,112		146,021,112
Share option reserve (formerly contributed surplus)		12,410,963		12,410,963
Accumulated other comprehensive loss	(c), (d), (e)(ii)	(1,404,695)	(1,545,437)	(2,950,132)
Deficit	(c), (d), (e)(ii)	(48,248,673)	(2,430,932)	(50,679,605)
TOTAL SHAREHOLDERS' EQUITY		108,778,707	(3,976,369)	104,802,338
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 111,098,968	$ (3,976,369)	$ 107,122,599

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

The Canadian GAAP consolidated interim statement of comprehensive loss for the six month period ended June 30, 2010 has been reconciled to IFRS as follows:

		Six months ended June 30, 2010
			Effect of
		Canadian	transition to
	Note 16	GAAP	IFRS	IFRS

EXPENSES
Accounting and audit		$ 255,086		$ 255,086
Amortization		25,967		25,967
Filing and transfer agent fees		105,581		105,581
Foreign exchange loss (gain)	(c )	31,640	28,762	60,402
General office and property investigation		365,015		365,015
Legal		738,559		738,559
Management and consulting fees		519,271		519,271
Shareholder relations		189,665		189,665
Stock compensation expense	(d)	1,159,401	-	1,159,401
Travel		206,750		206,750
		3,596,935	28,762	3,625,697
INTEREST INCOME		70,836		70,836
NET LOSS		$ (3,526,099)	$ (28,762)	$ (3,554,861)

OTHER COMPREHENSIVE INCOME
CURRENCY TRANSLATION ADJUSTMENT	(c), (e)(ii)	270,863	647,618	918,481
UNREALIZED GAIN ON
MARKETABLE SECURITIES		2,128		2,128
		272,991	647,618	920,609

COMPREHENSIVE LOSS		$ (3,253,108)	$ 618,856	$ (2,634,252)

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements  (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

The Canadian GAAP consolidated interim statement of comprehensive loss for the three month period ended June 30, 2010 has been reconciled to IFRS as follows:

		Three months ended June 30, 2010
			Effect of
		Canadian	transition to
	Note 16	GAAP	IFRS	IFRS

EXPENSES
Accounting and audit		$ 145,463		$ 145,463
Amortization		13,090		13,090
Filing and transfer agent fees		10,324		10,324
Foreign exchange loss (gain)	(c )	8,681	35,207	43,888
General office and property investigation		230,162		230,162
Legal		569,569		569,569
Management and consulting fees		269,491		269,491
Shareholder relations		54,949		54,949
Stock compensation expense	(d)	-	-	-
Travel		103,486		103,486
		1,405,215	35,207	1,440,422
INTEREST INCOME		46,449		46,449
NET LOSS		$ (1,358,766)	$ (35,207)	$ (1,393,973)

OTHER COMPREHENSIVE INCOME
CURRENCY TRANSLATION ADJUSTMENT	(c), (e)(ii)	21,349	2,729,142	2,750,491
UNREALIZED GAIN ON
MARKETABLE SECURITIES		2,449		2,449
		23,798	2,729,142	2,752,940

COMPREHENSIVE INCOME (LOSS)		$ (1,334,968)	$ 2,693,935	$ 1,358,967

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements  (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

The Canadian GAAP consolidated statement of comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		Canadian	transition to
	Note 16	GAAP	IFRS	IFRS

EXPENSES
Accounting and audit		$ 687,782		$ 687,782
Amortization		76,762		76,762
Filing and transfer agent fees		140,048		140,048
Foreign exchange loss (gain)	(c )	173,121	(70,776)	102,345
General office and property investigation		723,449		723,449
Legal		3,196,063		3,196,063
Management and consulting fees		1,990,699		1,990,699
Mineral property costs written off		2,558,366	(159,612)	2,398,754
Shareholder relations		327,265		327,265
Stock compensation expense	(d)	3,091,995	-	3,091,995
Travel		320,423		320,423
		13,285,973	(230,388)	13,055,585
INTEREST INCOME		322,403		322,403
GAIN ON WARRANT MARK-TO-MARKET		140,200		140,200
NET LOSS		$ (12,823,370)	$ 230,388	$(12,592,982)

OTHER COMPREHENSIVE INCOME (LOSS)
CURRENCY TRANSLATION ADJUSTMENT	(c), (e)(ii)	10,160	(3,338,398)	(3,328,238)
UNREALIZED GAIN ON
MARKETABLE SECURITIES		375,277		375,277
		385,437	(3,338,398)	(2,952,961)

COMPREHENSIVE LOSS		$ (12,437,933)	$ (3,108,010)	$(15,545,943)

The following paragraphs explain the key differences between the Company’s accounting policies under IFRS and those under Canadian GAAP and their impacts on the Company’s consolidated statements of financial position and consolidated statements of comprehensive loss:

a)
Investment in Associate  -  Previously under Canadian GAAP, the Company’s investment in the Minera Juanicipio Joint Venture was classified as “Investment in Minera Juanicipio S.A. de C.V.”  Under IAS 28 Investments in Associates, the term “associates” is used for investments in entities where the investor has significant influence, and accordingly under IFRS terminology, MAG’s 44% interest in the Minera Juanicipio Joint Venture is now classified as an “associate” under IFRS.  The investment is still accounted for using the equity method.

b)
Previously the Company classified its property expenditures as either “mineral rights” (costs to acquire options to acquire interests in unproven mineral properties) or “deferred exploration costs” (direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies).  IFRS 6 “exploration for and evaluation of mineral resources,” which prescribes the financial reporting for the exploration for and evaluation of mineral resources, defines

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements  (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

‘phases of a mine’s operations’ as either: exploration; evaluation; development; construction; production; and closure (each with their own accounting implications).  The previously capitalized ‘mineral rights’ and ‘deferred exploration costs’ have been classified as “exploration and evaluation costs” consistent with IFRS terminology.

c)
IAS 21, “The effects of changes in foreign exchange rates” requires that each individual entity within a reporting entity (parent, foreign subsidiaries, and associates) must determine its own functional currency.  A list of primary and secondary indicators is used under IFRS in this determination, and these differ in content and emphasis to a certain degree from those factors used under Canadian GAAP.  IAS 21 sets out a more specific approach to determining the functional currencies of a reporting entity and its subsidiaries, and prioritizes influencing factors. Under Canadian GAAP, no factor is identified as having any greater relative importance.

Under Canadian GAAP, the Company and all of its wholly owned subsidiaries operated with the Canadian dollar as their functional currency, with the Mexican subsidiaries considered as ‘integrated’ subsidiaries and translated accordingly using the temporal method of translation, with foreign exchange gains losses impacting the Statement of Operations. The Mexican subsidiaries were considered to have a Canadian functional currency because of their reliance on the parent company to finance their operations and provide key decision making.

Effective December 31, 2007, under Canadian GAAP, the Company had concluded that the functional currency of its 44% owned Minera Juanicipio was the Mexican peso as expenditures in Minera Juanicipio were principally being incurred in pesos and funded by advances from the venturers which were denominated in pesos. The Company translated its net investment in Minera Juanicipio using the current rate method with translation gains and losses recorded in other comprehensive loss, a component of shareholders’ equity.

In re-assessing the functional currency of each entity under IFRS guidelines, management concluded that the functional currency of each of the three Mexican subsidiaries and of its 44% owned associate, Minera Juanicipio, is the US$.  This determination was based on the fact that the US$ is the influencing factor in the primary indicators used in the IFRS evaluation, and that the weight given to the currency of financing under Canadian GAAP is diminished under the IFRS analysis.

As a result, the Mexican subsidiaries and the associate Minera Juanicipio have a different functional currency (US$) than the Company’s functional and presentation currency of the Canadian dollar. Rather than being translated to the Canadian dollar using the using the temporal method of translation, the subsidiaries have retrospectively been translated into the Canadian dollar consolidation using a translation methodology that parallels the current rate method, with foreign exchange differences going through a ‘Cumulative Translation Adjustment’ within shareholders’ equity.  The net investment in the associate has also been retrospectively recast with a US$ functional currency, prior to the translation to Canadian dollars using the current rate method.

d)	IFRS 2 share based payments

Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

over the vesting period, with forfeitures of awards recognized as they occur.  Under IFRS, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. There were no significant differences in the calculation of share based payments under IFRS as compared to under Canadian GAAP.

e)
IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) sets forth guidance for the initial adoption of IFRS.  Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustment to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

(i)           Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken this election and will apply IFRS 3 prospectively to business combinations that occur on or after January 1, 2010.

(ii)	Cumulative translation differences

IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed as at the date of transition to IFRS. The Company has chosen to apply this election and has eliminated the cumulative translation difference that arose from translating the Company’s Mexican operations prior to January 1, 2010, and adjusted retained earnings by the same amount at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

iii)           Share-based payment transactions

The Company has elected under IFRS 1 to not apply IFRS 2 to equity settled share based payments that were granted on or before November 7, 2002 or to equity settled share based payments that were granted subsequent to November 7, 2002 but vested before the date of transition to IFRS.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guideline to its opening statement of financial position dated January 1, 2010:

iv)           Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

MAG SILVER CORP. (An exploration stage company)
Notes to the Condensed Interim Consolidated Financial Statements  (Unaudited)
As at June 30, 2011 (expressed in Canadian dollars)

17.           SUBSEQUENT EVENTS

Subsequent to June 30, 2011, the Company:

a)	Issued 108,000 common shares pursuant to the exercise of stock options between $2.46 and $4.04 per share for aggregate proceeds of $290,280.

b)
Granted 750,000 stock options, under the Company’s Plan to directors, officers, and employees, exercisable at $10.44 per share, with a term of five years, and vesting 333,000 immediately, 208,750 after 12 months and 208,750 after 24 months from the date of grant.  The unvested 417,500 stock options require shareholder approval prior to being exercisable by the option holders.